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[CONVERGYS LOGO]                                                  Exhibit 4.2.2






                                 EMPLOYEE STOCK

                                  PURCHASE PLAN

                                       Q&A

                           SUPPLEMENT FOR RESIDENTS OF

                               THE UNITED KINGDOM

                                  July 1, 2000

             This document constitutes part of a prospectus covering
                 securities that have been registered under the
                             Securities Act of 1933.


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                          EMPLOYEE STOCK PURCHASE PLAN

WHO IS ELIGIBLE TO PARTICIPATE?

         Effective July 1, 2000, the Plan is being made available to employees of Convergys and its subsidiaries who are residents of the United Kingdom.

WHAT ARE THE UK TAX CONSEQUENCES, UNDER PRESENT LAW, FOR PLAN PARTICIPANTS?

         The tax consequences under present law, assuming you are resident and ordinarily resident in the UK, are as follows:

         1. You are treated, for UK income tax purposes, as being granted an unapproved share option each month which is exercised in the same month to acquire Convergys shares;

         2. You will be subject to income on the amount by which the value of the Convergys shares acquired on the date of acquisition (converted to sterling using the exchange rate on the date of acquisition) exceeds the amount deducted from your pay for that month;

         3. Income tax will be chargeable at your highest rate and will be collected under PAYE;

         4. National Insurance contributions (employer's and, to the extent that the upper earnings limit has not been reached, employee's) will be due on the amount subject to income tax at the date of acquisition;

         5. You will be subject to taxes on any reinvested dividends credited to your account under the Plan;

         6. Your base cost of Convergys shares for the purposes of calculating any capital gain on sale is the difference between the acquisition cost plus the amount subject to income on the acquisition of the shares;

         7. Your base cost of Convergys shares that are purchased with any dividends will be equal to the amount of the dividend;

         8. You will realize a gain or loss if you sell or exchange shares of Convergys, whether you terminate participation in the Plan or after you receive the shares, including cash adjustments for a fraction of a share. The gain or loss will be the difference between what you receive for the shares (or a fraction of a share) and the base cost of those shares.

         9. Your holding period for the purposes of capital gains tax taper relief begins on the day the Convergys shares are acquired on your behalf



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         The foregoing opinions are not intended to cover all tax aspects of your participation in the Plan. The tax consequences outlined above are subject to change by legislation, administrative action, and case law. You should consult a tax advisor regarding the tax effects of your participation in the Plan, if you believe that you may not be resident and ordinarily resident in the UK.

HOW DO I CONTACT MERRILL LYNCH FOR ACCOUNT INFORMATION?

         Call the special toll-free telephone number: 1-732-563-7304 or write to Merrill Lynch at:

                  Merrill Lynch Group Employee Services
                  P. O. Box 173779
                  Denver, CO  80235
                  Attn:  CMSS

         You may also access your account via the internet at www.benefits.ml.com.




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